UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A – 16 OR
15D – 16 UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of October 2004.

Commission File Number 001-14552

TOP IMAGE SYSTEMS LTD.

(Translation of registrant’s name into English)

2 HABARZEL STREET, RAMAT HAHAYAL, ISRAEL 69710

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        The Registrant is filing herewith interim financial statements for the fiscal quarter and a period of six month ended June 30, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2004	Top Image Systems Ltd. BY: /S/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

Top Image Systems Ltd. Consolidated Balance Sheet as of

	June 30,	December 31,

	2004	2003
	$	$

Assets

Current assets:
Cash and cash equivalents	4,934,054	5,854,436
Marketable securities	274,355	276,515
Trade receivables, net	5,170,172	4,606,254
Other current assets	512,106	413,716

Total current assets	10,890,687	11,150,921

Cost	1,804,859	1,778,512
Less / accumulated depreciation	(1,378,587)	(1,386,998)

Net property and equipment	426,272	391,514

Long term deposits	77,647	85,995

Total assets	11,394,606	11,628,430

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	1,595,919	1,592,020
trade payables	235,197	305,953
Accrued liabilities and other payables	1,523,093	1,899,835

Total current liabilities	3,354,209	3,797,808

Severance pay, net	204,808	190,916

Total liabilities	3,559,017	3,988,724

Shareholders' equity
Share capital - Ordinary share of NIS 0.04 par value	73,865	73,274
Surplus capital	22,538,741	22,380,262
Accumulated deficit	(14,777,017)	(14,813,830)

Total shareholders' equity	7,835,589	7,639,706

Total liabilities and shareholders' equity	11,394,606	11,628,430

Consolidated Statements of Operations for the

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2003	2004	2003	2004	2003
	$	$	$	$	$

Revenues
Product sales	1,535,350	1,276,251	2,945,128	3,085,624	6,210,526
Service revenues	414,594	1,162,695	907,132	1,717,808	2,108,476

Total revenues	1,949,944	2,438,946	3,852,260	4,803,432	8,319,002

Cost of revenues
Product costs	430,382	383,370	936,787	753,836	1,794,880
Service costs	124,988	284,383	257,720	534,708	544,910

Total cost of revenues	555,370	667,753	1,194,507	1,288,544	2,339,790

Gross profit	1,394,574	1,771,193	2,657,753	3,514,888	5,979,212

Research and development	240,088	205,161	455,219	401,983	863,209
Selling and marketing	933,710	996,834	1,878,824	2,060,338	3,768,901
Genaral and administrative	481,649	522,047	880,340	998,717	2,049,525

	1,655,447	1,724,041	3,214,383	3,461,037	6,681,635

Operating profit (loss)	(260,873)	47,151	(556,630)	53,850	(702,423)

Financing income (expenses), net	49,663	(25,344)	57,108	(17,037)	98,376

Net income (loss) for the period	(211,210)	21,807	(499,522)	36,813	(604,047)

Net income (loss) per share	(0.034)	0.004	(0.082)	0.006	(0.096)

Weighted average number of
shares used to compute net
income (loss) per share	6,126,390	6,369,640	6,098,890	6,345,116	6,252,996

Top Image Systems Ltd. Consolidated Statements of Cash Flow for the

	Six months ended	Six months ended
	June 30,	June 30,
	2003	2004
	3	$

Net cash used in operating activities (see note a below)	(1,444,334)	(970,785)

Net cash from (used) investing activities:

Purchase of property and equipment	(37,947)	(120,915)
Proceeds from sale of marketable securities	253,377	-
Decrease (increase) in long-term deposits	16,096	8,348

Net cash from (used) investing activities:	231,526	(112,567)

Net cash from (used) financing activities:

Proceeds from exercise of options	-	159,070
Increase (decrease) in short-term bank borrowings	570,736	3,899

Net cash from (used) financing activities:	570,736	162,970

Net (decrease) increase in cash and cash equivalents	(642,072)	(920,383)

Cash and cash equivalents at beginning of the year	7,400,889	5,854,436

Cash and cash equivalents at end of the year	6,758,817	4,934,053

Top Image Systems Ltd. Consolidated Statements of Cash Flow for the

	Six months ended	Six months ended
	June 30,	June 30,
	2003	2004
	$	$

(a) Cash flows from operating activities:

Net income (loss) for the year	(499,522)	36,813

Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities:

Amortization of deferred compensation expense	532	-
Depreciation and amortization	147,006	86,157
Changes in severance pay provision, net	32,733	13,891
Loss (gain) from marketable securities, net	(5,552)	2,160

Changes in operating assets and liabilities:

Decrease (increase) in trade receivables	(518,777)	(563,918)
Decrease (increase) in other receivables, net	(115,968)	(98,390)
Increase (decrease) in trade payables	(213,695)	(70,756)
Increase (decrease) in accrued liabilities and
Increase (decrease) in other payables	(271,091)	(376,742)

Net cash (used in) provided by
operating activities	(1,444,334)	(970,785)

NOTE 1:-	GENERAL

These financial statements have been prepared in a condensed format as of June 30, 2004, and for the six months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2003 and for the year then ended.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles in Israel for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described below.

b.	Discontinuance of the adjustment of financial statements:

In accordance with paragraph 4 of Standard No. 13, the Company prepares its financial statements in U.S. dollars (“the dollar”) since the Company complies with the criteria in paragraph 29(a) of Opinion 36 of the Institute of Certified Public Accountants in Israel. The criteria in this paragraph are as follows: the majority of the revenues are generated in foreign currency, and the fixed assets, or the majority thereof, are purchased in foreign currency.

c.	In July 2004, Accounting Standard No. 19 – Taxes on Income (“the Standard”) was approved by the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income in the financial statements.

The principal change pursuant to the Standard in relation to the principles presently applied is the recognition of deferred taxes in respect of temporary differences relating to land.

The Standard is effective in respect of financial statements relating to periods beginning on or after January 1, 2005. Changes resulting from adoption of the Standard should be recorded by including the cumulative effect in the statement of operations as of the beginning of the period in which the Standard is adopted.

In the Company’s estimation, adoption of the new Standard will not have a material effect on the Company’s financial position, operating results and cash flows.

NOTE 3:-	EFFECT OF MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL AND IN THE UNITED STATES:

a.	Details of differences:

The Company prepares its financial statements in conformity with Israeli GAAP. As applicable to these financial statements, Israeli GAAP and U.S. GAAP differ in certain significant respects as described below:

1.	Marketable securities:

Marketable securities designated for sale in the short-term are carried at market value, in accordance with Israeli accounting principles- Statement of Opinion No. 44. Unrealized gains from securities classified as a “current investment” in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. accounting principles. According to Israeli GAAP, proceeds from marketable securities held for trading should be included in net cash provided by investing activities.

For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets dates, that its marketable securities should be classified as available-for-sale and stated at fair value, with unrealized gains and losses, reported in the accumulated other comprehensive income (loss), in accordance with Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). According to U.S. GAAP, proceeds from sale of marketable securities available-for-sale should be included in net cash provided by investing activities.

3.	Accrued severance pay:

Under U.S. GAAP, the Company applies EITF 88-1 “Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan” under which deferred vested benefits should record the obligation as if it was payable at each balance sheet date. Accrued severance pay is included in the balance sheet at the total liabilities amount and total assets include amounts funded through provident funds and insurance policies. Income from earnings on amounts funded is added to severance pay fund.

According to Israeli GAAP, accrued severance pay is included in the balance sheet on a net basis, and income from earnings on amounts funded is netted from the severance pay.

4.	Comprehensive income:

Under Israeli GAAP, these specific income components are recorded in the Company’s statement of operations or as part of the additional paid-in capital, as applicable for the relevant income component.

Under U.S. GAAP, in accordance with SFAS 130, “Reporting Comprehensive Income”, the Company should include and display specific income component as comprehensive income as part of the shareholders equity.

Comprehensive income consists of net income and net unrealized gain (losses) on securities and is presented as a separate component in the statement of changes in shareholders’equity.

6.	Loss per share:

According to Israeli GAAP, in accordance with Statement No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of options, warrants and other convertible securities is included in the computation of basic earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise of the options, warrants and other convertible securities, and the discounted present value of the future proceeds derived from the exercise of such options, warrants and convertible securities.

According to U.S. GAAP basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, “Earnings per Share”.

b.	The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

1.	On balance sheet items:

	June 30, 2004	December 31, 2003

Long-term investments under Israeli GAAP	-	-
Amounts funded with respect of severance pay	504,351	502,246

Long-term investments under U.S. GAAP	$504,351	$502,246

Total liabilities under Israeli GAAP	3,559,017	3,988,724
Amounts funded in respect of severance pay	504,351	502,246

Total liabilities under U.S. GAAP	$4,063,368	$4,490,970

2.	On statements of operation items:

Loss from securities defined as available for sale should be reconciled as follows:

	Six months ended June 30,
	2004	2003

Net income (loss) for the period - Israeli
GAAP	$36,813	$(499,522)
Net adjustment to comprehensive income in
respect of unrealized gains (losses)
on marketable securities	6,940	(22,023)

Net income (loss) for the period - U.S. GAAP	$29,873	$(477,499)

3.	On loss per Ordinary share:

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Six months ended June 30
	2004		2003

Net income (loss)		$29,873		$(477,499)

Numerator for basic and diluted earnings
(loss) per share - income (loss)
available to shareholders		$29,873		$(477,499)

Weighted average shares outstanding:
Denominator for basic net earnings (loss)		6,155,741		6,098,890
per share
Effect of dilutive securities	(*	139,232	(*	-

Denominator for diluted net earnings
(loss) per share		6,294,973		6,098,890

Basic net earnings (loss) per
share		$0.004		$(0.078)

Diluted net earnings (loss) per share		$0.005		$(0.078)

*)	Anti dilutive.

4.	Statements of cash flows:

a)	Cash paid for taxes on income during the six months ended June 30, 2004 and 2003 were $ 0.

b)	Cash paid for interest during the six months ended June 30, 2004 and 2003 were $ 10,633 and $ 23,550, respectively.

c)	1)	For U.S. GAAP – under FASB Statement No. 95, the effect of exchange rate changes on cash balances held in other non-dollar currencies shall be reported as a separate part of the reconciliation of the change in cash and cash equivalents during the period. The effect of exchange rate changes during the six months ended June 30, 2004 and 2003 were $ (836), and $ 7,751, respectively.

2)	For Israeli GAAP, no disclosure is necessary.

NOTE 4:-	SUBSEQUENT EVENTS

a.	At the end of August 2004, the Company signed a definitive agreement with its Japanese distributor Toyo Ink Mfg. Co., Ltd. to acquire certain assets of Toyo Ink’s EDMS division for consideration of approximately $1.9 million.

Pursuant to the agreement, Toyo Ink transferred certain customers and sales channels from Toyo’s EDMS division to the Company. We also received the rights to distribute the Japanese localized version of TiS’ eFLOW Unified Content Platform. Certain persons from EDMS’ professional team have been assigned to Top Image Systems - TiS Japan Ltd. in order to ensure the continuity of knowledge and high level services provided to Japanese customers and partners.

b.	On September 24, 2004, the Company issued 2,524,351 ordinary shares at a purchase price of $3.16 per share to institutional investors for gross proceeds of approximately $8 million.

The investors also received warrants to purchase up to an additional 1,262,188 ordinary shares, with an exercise price of $4.26 per share. The warrants expire on September 23, 2007. If the registration statement of the shares and warrants does not become effective by March 24, 2005, the investors may effect a cashless (net issuance) exercise of the warrants.

The company has the right, but not the obligation, to call upon prior notice all or part of the warrants if the market price for the company’s ordinary shares is equal to $8.52 for 20 consecutive days.